Cresco Labs	Exhibit 99.3

Cresco Labs Solid Q2 Performance and Debt Refinancing Strengthen Foundation for Long-Term Value Creation
CHICAGO – August 7, 2025 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the second quarter ended June 30, 2025. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Second Quarter 2025 Highlights
•Second quarter revenue of $164 million. Second quarter operating cash flow of $9 million.
•Gross profit of $83 million. Adjusted gross profit1 of $83 million; and an Adjusted gross margin1 of 50.6% of revenue.
•SG&A of $51 million or 31.4% of revenue.
•Net loss of $14 million, includes non-cash impairment charges of $9 million related to California assets being considered held for sale.
•Second quarter Adjusted EBITDA1 of $41 million and Adjusted EBITDA margin1 of 25.0%.
•Retained the No. 1 share position in multiple billion dollar markets.2
Management Commentary
"In Q2, we delivered solid performance in line with guidance, maintained our market share in a highly competitive environment, and continued to drive cash flow through operational discipline. Crucially, we signed a commitment letter to refinance our debt with a new $325 million term loan. This milestone reinforces our balance sheet, preserves our equity value and creates financial flexibility for years to come. The improved structure and terms give us a stronger foundation to execute against both near-term priorities and long-term growth opportunities.”
"The cannabis industry is entering a new phase, defined by consolidation and rationalization. We’re seeing more opportunities for M&A in very productive states that will be incremental for Cresco. As previously stated, we’re going to be opportunistic while staying patient and disciplined so we can invest in sustainable growth when the right opportunities arise. With our proven operating model, focused and productive footprint, and clean capital structure, we’re built for this moment and are well-positioned to be a partner of choice as the industry consolidates.”

Balance Sheet, Liquidity, and Other Financial Information
•As of June 30, 2025, current assets were $315 million, including cash and cash equivalents of $147 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $354 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 483,444,948 as of June 30, 2025.
Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Thursday, August 7, 2025, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 158138. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

Cresco Labs

Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended June 30, 2025. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2025, on SEDAR+ and EDGAR on or about August 7, 2025. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the

Cresco Labs

supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024

	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Revenue, net	$163,624	165,757	184,356
Cost of goods sold	80,368	87,126	89,578
Gross profit	83,256	78,631	94,778
Gross profit %	50.9%	47.4%	51.4%
Operating expenses:
Selling, general, and administrative	51,398	57,811	54,355
Share-based compensation	2,032	2,075	2,854
Depreciation and amortization	4,420	5,156	5,189
Impairment loss	9,265	—	—
Total operating expenses	67,115	65,042	62,398
Income from operations	16,141	13,589	32,380

Other (expense) income, net:
Interest expense, net	(12,562)	(14,824)	(13,813)
Other (expense) income, net	(836)	317	(59,508)
Total other expense, net	(13,398)	(14,507)	(73,321)
Income (loss) before income taxes	2,743	(918)	(40,941)
Income tax expense	(16,636)	(14,316)	(10,238)
Net loss[1]	$(13,893)	$(15,234)	$(51,179)
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024

	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Revenue, net	$163,624	$165,757	$184,356
Cost of goods sold[1]	80,368	87,126	89,578
Gross profit	$83,256	$78,631	$94,778
Cost of goods sold adjustments for acquisition and other non-core costs	(508)	3,144	1,881
Adjusted gross profit (Non-GAAP)	$82,748	$81,775	$96,659
Adjusted gross profit % (Non-GAAP)	50.6%	49.3%	52.4%
[1] Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

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Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of June 30, 2025 and December 31, 2024

($ in thousands)	June 30, 2025	December 31, 2024
	(unaudited)
Cash and cash equivalents	$146,609	$137,564
Other current assets	167,996	156,693
Property and equipment, net	332,600	344,846
Intangible assets, net	289,268	293,994
Goodwill	283,484	283,484
Other non-current assets	127,802	138,774
Total assets	$1,347,759	$1,355,355

Total current liabilities	$101,324	$94,338
Total non-current liabilities	885,523	872,841
Total shareholders’ equity	360,912	388,176
Total liabilities and shareholders’ equity	$1,347,759	$1,355,355

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024

	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Selling, general, and administrative	$51,398	$57,811	$54,355
Adjustments for acquisition and other non-core costs	1,864	4,841	1,633
Adjusted SG&A (Non-GAAP)	$49,534	$52,970	$52,722
Adjusted SG&A % (Non-GAAP)	30.3%	32.0%	28.6%

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Cresco Labs Inc.
Unaudited Reconciliation of Net Loss to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024

	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Net loss[1]	$(13,893)	$(15,234)	$(51,179)
Depreciation and amortization	12,190	12,906	14,930
Interest expense, net	12,562	14,824	13,813
Income tax expense	16,636	14,316	10,238
EBITDA (Non-GAAP)	$27,495	$26,812	$(12,198)

Other expense (income), net	836	(317)	59,508
Adjustments for acquisition and other non-core costs	734	7,015	3,129
Impairment loss	9,265	—	—
Share-based compensation	2,546	2,723	3,471
Adjusted EBITDA (Non-GAAP)	$40,876	$36,233	$53,910
Adjusted EBITDA % (Non-GAAP)	25.0%	21.9%	29.2%
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024

	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Net cash provided by operating activities	$8,831	$30,463	$17,160
Net cash used in investing activities	(14,469)	(6,869)	(10,270)
Net cash used in financing activities	(3,466)	(5,733)	(15,831)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2)	2	(10)
Net (decrease) increase in cash and cash equivalents	$(9,106)	$17,863	$(8,951)
Cash and cash equivalents and restricted cash, beginning of period	162,118	144,255	128,152
Cash and cash equivalents and restricted cash, end of period	$153,012	$162,118	$119,201

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Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended June 30, 2025, March 31, 2025, and June 30, 2024
	For the Three Months Ended
($ in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Net cash provided by operating activities	$8,831	$30,463	$17,160
Purchases of property and equipment	(13,124)	(5,818)	(6,434)
Proceeds from tenant improvement allowances	451	50	106
Free Cash Flow (Non-GAAP)	$(3,842)	$24,695	$10,832

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com